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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)1

BROADCOM CORPORATION

(Name of Issuer)

Class A common stock, par value $0.0001

(Title of Class of Securities)

111320107

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☑ Rule 13d-1 (d)

1The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 111320107			Page 2 of 9 pages

1.	Name of Reporting Person: HENRY T. NICHOLAS III		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,380

		6.	Shared Voting Power: 26,946,020

		7.	Sole Dispositive Power: 1,380

		8.	Shared Dispositive Power: 26,946,020

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 26,947,400

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 9.0%[2]

12.	Type of Reporting Person: IN

[2]	See Item 4.

13G
CUSIP No. 11320107			Page 3 of 9 pages

1.	Name of Reporting Person: STACEY E. NICHOLAS		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: 26,946,020

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: 26,946,020

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 26,946,020

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 9.0%[3]

12.	Type of Reporting Person: IN

[3]	See Item 4.

13G
CUSIP No. 111320107			Page 4 of 9 pages

1.	Name of Reporting Person: NICHOLAS FAMILY TRUST DATED NOVEMBER 2, 1994		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 26,946,020

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: 26,946,020

		8.	Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 26,946,020

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 9.0%[4]

12.	Type of Reporting Person: OO

[4]	See Item 4.

Item 1(a)	Name of Issuer:

Broadcom Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices:

16215 Alton Parkway, Irvine, California 92618

Item 2
	(a)	Name of Persons Filing:

	(I)	Henry T. Nicholas III, Ph.D.
	(II)	Stacey E. Nicholas
	(III)	The Nicholas Family Trust dated November 2, 1994 (the “Nicholas Family Trust”)

	(b)	Address of Principal Business Office or, if None, Residence:

15 Enterprise, Suite 550, Aliso Viejo, CA 92656

	(c)	Citizenship:

United States

	(d)	Title of Class of Securities:

Class A common stock, $0.0001 par value

	(e)	CUSIP Number:

111320107

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or Dealer registered under Section 15 of the Act.
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act.
	(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act.
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940.
	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;
	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

Page 5 of 9 Pages

     Not Applicable. This Schedule is filed pursuant to Rule 13d-1(d).

Item 4	Ownership:

          (a)-(c)

     (I) As of December 31, 2004, Dr. Henry T. Nicholas III beneficially owned 26,947,400 shares of the Issuer’s Class A common stock, representing approximately 9.0% of the outstanding shares of Class A common stock. According to the Issuer, 273,112,763 shares of Class A common stock and 57,395,782 shares of Class B common stock were outstanding as of December 31, 2004. Holders of the Issuer’s Class A common stock are entitled to one vote per share and holders of the Issuer’s Class B common stock are entitled to ten votes per share. Each share of Class B common stock is immediately convertible into one share of Class A common stock at the option of the holder and upon certain events. Dr. Nicholas beneficially owns 9.0% of the outstanding shares of Class A common stock; however, through his ownership of shares of Class B common stock he has sole or shared voting power over approximately 31.8% of the total voting power of the Issuer’s shareholders.

          The 26,947,400 shares of Class A common stock which Dr. Nicholas beneficially owns include:

(A)	26,945,913 shares of Class B common stock held by the Nicholas Family Trust, as to which Dr. Nicholas and his spouse, Mrs. Stacey Nicholas, are co-trustees and share voting and investment power;

(B)	1,380 shares of Class B common stock held by Dr. Nicholas as custodian for his children, as to which Dr. Nicholas has sole voting and dispositive power; and

(C)	107 shares of Class A common stock held by the Nicholas Family Trust, as to which Dr. Nicholas and his spouse, Mrs. Stacey Nicholas, are co-trustees and share voting and investment power.

     Dr. Nicholas is a co-founder of the Issuer and served as its President and Chief Executive Officer from the Issuer’s inception until January 23, 2003. Dr. Nicholas also served as the Co-Chairman of the Issuer’s Board of Directors from the Issuer’s inception until May 21, 2003. Dr. Nicholas obtained his ownership position in the Company prior to the initial public offering of the Issuer’s Class A common stock in April of 1998.

     (II) As of December 31, 2004, Mrs. Stacey Nicholas did not directly own any shares of common stock of the Issuer. As co-trustee of the Nicholas Family Trust, Mrs. Nicholas shares with Dr. Nicholas voting and dispositive power over, and is deemed to have

Page 6 of 9 Pages

beneficial ownership of, the 26,946,020 shares of Class A and Class B common stock held directly by the Nicholas Family Trust.

     (III) As of December 31, 2004, the Nicholas Family Trust directly owned 26,945,913 shares of Class B common stock and 107 shares of Class A common stock. Dr. and Mrs. Nicholas share voting and dispositive power over these shares.

Item 5	Ownership of Five Percent or Less of a Class Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company Not applicable.

Item 8	Identification and Classification of Members of the Group Not applicable.

Item 9	Notice of Dissolution of Group Not applicable.

Item 10	Certification Not applicable.

Page 7 of 9 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2005	/s/ Henry T. Nicholas III
Henry T. Nicholas III, Ph.D.,
Individually; and as co-trustee of the Nicholas Family Trust dated November 2, 1994; and as custodian for his children

Dated: February 9, 2005	/s/ Stacey E. Nicholas
Stacey E. Nicholas,
as co-trustee of the Nicholas Family Trust

Page 8 of 9 Pages

JOINT FILING AGREEMENT

     AGREEMENT dated as of February 9, 2005 between Dr. Henry T. Nicholas III and Stacey E. Nicholas.

     In accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, the undersigned, Dr. Henry Nicholas III, on behalf of himself and the entities and other relationships listed below his signature, and Stacey Nicholas as co-trustee of the Nicholas Family Trust, hereby agree to the joint filing of the Schedule 13G to which this Agreement is an exhibit (and any further amendment filed by them) with respect to the Class A and Class B shares of common stock, $0.0001 par value, of the Issuer. This Agreement may be executed simultaneously in any number of counterparts, all of which together shall constitute one and the same instrument.

Dated: February 9, 2005	/s/ Henry T. Nicholas III
Henry T. Nicholas III, Ph.D.,
Individually; and as co-trustee of the Nicholas Family Trust dated November 2, 1994; and as custodian for his children

Dated: February 9, 2005	/s/ Stacey E. Nicholas
Stacey E. Nicholas,
as co-trustee of the Nicholas Family Trust

Page 9 of 9 Pages